February 8, 2012

VIA EDGAR AND FEDERAL EXPRESS

Russell Mancuso
Branch Chief
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	MagneGas Corporation
Registration Statement on Form S-l
Amendment No. 1 filed January 25, 2012
File No. 333-178643

Dear Mr. Mancuso:

We hereby submit the responses of MagneGas Corporation (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated February 7, 2012, to Dr. Ruggero Maria Santilli, the Chief Executive Officer of the Company, in regard to the above-referenced Amendment No.1 on Form S-1 (the “Amendment”) to the Company’s Registration Statement on Form S-1 filed on December 20, 2011 (the “Original Form S-1” and, as amended by the Amendment, the “Amended S-1”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.  References herein to page numbers are to the page numbers in Amendment No. 2 to the Original Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on February 8, 2012 (the “Second Amendment”).  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Amended 8-K, as further amended by the Second Amendment.

Prospectus Cover Page

1.
We note your response to prior comment 1, yet it does not appear that you have made the revisions to the prospectus cover page regarding the fixed price of the warrants as you describe in your response. Please revise accordingly.

Company Response: We have revised the prospectus cover page to disclose the price at which the warrants will be offered.

Prospectus

2.
Please expand your response to prior comment 2 to demonstrate clearly why you believe one price quote from one supplier supports your broad disclosure regarding the price of your product relative to acetylene. Also, please tell us why you believe the statements that you provided about slag support your disclosure suggesting that independent users have rated your product as having lower greenhouse gas emissions. In this regard, if these statements and your other statements throughout your prospectus about the benefits and capabilities of your product are not supported by independent, objective evidence, please ensure that the basis of all such statements is clear from your disclosure; if your statements are merely a statement of your belief, please say so clearly and directly each time you make the statements in your disclosure.

Company Response: The Company has previously provided the Staff a price quote from Airgas USA, LLC (“Airgas”) as support regarding the price of MagneGas as compared to acetylene. We provided the most current price quote at the time. While the quote was from only one supplier, Airgas, Airgas is the leading gas manufacturing company for the metalworking fuel market in which we sell MagneGas, and it is our belief that most of the users of fuel in this market would purchase MagneGas or acetylene from Airgas. We are including with the hard copy of this letter that we are sending to the Staff an additional price quote from a major supplier showing the price of acetylene selling for approximately 30% higher than the price of the same size cylinder of MagneGas. Nonetheless, we have revised the Second Amendment to state that we believe we can sell MagneGas at a lower price than acetylene.

Additionally, we have revised the Second Amendment to remove references that MagneGas is a “green” alternative to acetylene, as well as removing references regarding our greenhouse gas emissions. We believe that all other statements in the Second Amendment are supported by the documentation previously provided to the Staff.

Exhibits

3.
Please provide an interactive data file containing the required information for all periods required to be presented in the filing. The file you included appears to address only a portion of the required periods.

Company Response: We have revised the Amendment to provide an interactive data file containing the required information for all periods required to be presented in the filing.

Exhibit 5.1

4.
We note your response to prior comment 7; however, the number of securities mentioned in the fee table continues to be irreconcilable to the securities mentioned in the opinion. Also, it is unclear how counsel concluded that the laws of Delaware govern the warrants given the language in the Warrants regarding governing law. Please file a revised opinion or advise.

Company Response: Our legal counsel has filed a revised opinion that addresses all securities identified in the fee table of our registration statement.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Gregg E. Jaclin, Esq. of Anslow & Jaclin, LLP, our outside special securities counsel at (732) 409-1212.

Sincerely,

MagneGas Corporation

By:          /s/ Dr. Ruggero Maria Santilli
Dr. Ruggero Maria Santilli
President and Chief Executive Officer